BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

May 12, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn McHale
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:	IMH Financial Corporation
IMH Secured Loan Fund, LLC
Amendment No. 9 to Registration Statement on Form S-4
Filed May 10, 2010
File Nos. 333-164087 and 333-164087-01

Dear Ms. McHale:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), the Company is supplementally providing to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) additional changes attached hereto as Exhibit A that, following the effectiveness of the above-referenced Registration Statement on Form S-4, the Company intends to reflect in a 424(b) filing including the final consent solicitation/prospectus.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathryn McHale, May 12, 2010 - Page 2

The Company appreciates the Staff’s comments and request that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

Thank you.

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:	Brittany Ebbertt
Kevin Vaughn
Justin Dobbie

EXHIBIT A--Additional Changes

[Attached hereto]

Upon the consummation of the Conversion Transactions, we expect there will be no established public trading market for IMH Financial Corporation common stock. Subject to then prevailing market conditions and regulatory review, we plan to conduct an initial public offering of common stock and we contemplate that the shares of common stock of IMH Financial Corporation will become publicly traded on the New York Stock Exchange, or NYSE. We do not plan to list the shares of the Class B or Class C common stock on any securities exchange or include the shares of Class B or Class C common stock in any automated quotation system, and no trading market for the shares of these classes of common stock is expected to develop. Consummation of an initial public offering or listing on the NYSE is not a condition to the consummation of the Conversion Transactions.

The Manager reserves the right to cancel or defer the Conversion Transactions even if the members of the Fund vote to approve the Conversion Transactions and the other conditions to the consummation of the Conversion Transactions are satisfied or waived.

The Manager estimates that one-time transaction costs incurred or to be incurred in connection with the Conversion Transactions will be approximately $3.7 million.

Our Company

We are a commercial real estate lender based in the southwest United States with over 12 years of experience in many facets of the real estate investment process, including origination, underwriting, documentation, servicing, construction, enforcement and collection, development, marketing and disposition. We focus on a niche segment of the real estate market that we believe is underserved by community, regional and national banks: high yield, short-term, senior secured commercial real estate mortgage loans. The intense level of underwriting analysis required in this segment of the market necessitates personnel and expertise that many small community banks lack, yet the requisite localized market knowledge of the underwriting process and the size of the loans we seek often precludes the regional and national banks from efficiently entering this market.

IMH Secured Loan Fund, LLC

The Fund was organized in Delaware in May 2003 to originate, acquire and manage commercial real estate mortgage loan investments, consisting primarily of short-term commercial mortgage loans collateralized by first mortgages on real property, and to perform all functions reasonably related thereto, including developing, managing and either holding for investment and resale or disposing of real property acquired through foreclosure or other means. On October 1, 2008, as a result of the unprecedented disruptions in the general real estate and related markets and the rapid decline in the global and U.S. economies in recent periods, the Manager, among other things, ceased originating and funding new commercial real estate mortgage loans for the Fund's portfolio. The Manager now believes that attractive opportunities are emerging from the repricing of commercial mortgage loans resulting from the current economic downturn and corresponding credit crisis. The Manager expects IMH Financial Corporation to pursue these emerging opportunities upon the consummation of the Conversion Transactions. The Fund also has existing wholly-owned subsidiaries that hold real estate acquired through foreclosure.

Upon the consummation of the Conversion Transactions, the Fund will become IMH Financial Corporation and be an internally managed real estate finance company through the acquisition of the Manager and Holdings by IMH Financial Corporation.

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- as of the date of this consent solicitation/prospectus the Manager estimates that the Manager and Holdings will incur a consolidated net loss of approximately $1.4 million for the quarter ended March 31, 2010 and that the consolidated operating results of the Manager and Holdings will be at or near break-even for the second quarter ending June 30, 2010, which the Manager expects to occur prior the end of the second quarter if the Conversion Transactions are consummated. Pursuant to the terms of the conversion plan attached hereto as *Annex A*, the number of shares of Class B common stock to be issued to the stockholders of the Manager and members of Holdings is to be reduced by one share for each $20 of net loss. Based on these estimates, and assuming the Conversion Transactions close by the end of the second quarter, the Manager anticipates that the total number of shares of IMH Financial Corporation to be issued to the owners of the Manager and Holdings would decrease by approximately 70,000 shares ($1.4 million divided by $20 per share), resulting in an adjusted total number of shares issued to the owners of the Manager and Holdings, of 825,650 shares, or a 7.8% reduction in the number of shares issued. The actual consolidated operating results of the Manager and Holdings for the period January 1, 2010 through the closing of the Conversion Transactions may differ from these estimates and the differences may be material.

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party to selling agreements with certain broker-dealers who assisted the Manager in raising equity capital for the Fund, which provide for a 2% selling commission and a 25–50 basis point trailing commission. Pursuant to amendments to the selling agreements, certain broker-dealers representing approximately 97% of the Fund's committed capital agreed to forego these amounts and accept, in lieu of such obligation, a pro rata portion of 50% of any "gains" payable to the Manager under the terms of the Fund's operating agreement. Once the operating agreement is terminated pursuant to the Conversion Transactions, no fees will be payable to the Manager pursuant to the operating agreement, but it is possible that broker-dealers could argue that they should nonetheless receive from the Manager or IMH Financial Corporation 50% of any "gains" that would have been otherwise payable to the Manager under the Fund's operating agreement if the operating agreement was still in effect or, alternatively, that they are entitled to the trailing commission under the original selling agreement. Although the Manager may terminate the selling agreements at any time (but not the commissions payable for investments placed prior to such termination), neither we nor the Manager have entered into any agreements, arrangements or understandings to terminate the selling agreement or any trail obligations because the Manager believes the relationships with broker dealers established through these selling agreements are useful to the business of the Manager if the Conversion Transactions are not consummated. If IMH Financial Corporation chooses to cause the Manager terminate the selling agreements following the consummation of the Conversion Transactions, we may decide to compensate the broker-dealers to eliminate any residual contingent commission claims on gains or trail commissions under the selling agreements or for future services provided by the broker dealers through the issuance of warrants or equity, payment of fees or otherwise, which could result in additional expense for IMH Financial Corporation or dilution of IMH Financial Corporation stockholders.

The reduction (if any) of the number of shares issued to the stockholders of the Manager and Holdings pursuant to the conversion plan for any net losses during the period from January 1, 2010 through the date of consummation of the Conversion Transactions may not necessarily reflect the value of any net losses for that period.

Pursuant to the terms of the conversion plan, the number of shares of Class B common stock to be issued to the stockholders of the Manager and Holdings is to be reduced by one share for each $20 of net loss. As of the date of this consent solicitation/prospectus, the Manager estimates that the Manager and Holdings will incur a consolidated net loss of approximately $1.4 million for the quarter ended March 31, 2010, and that the consolidated operating results of the Manager and Holdings will be at or near breakeven for the second quarter ending June 30, 2010. Based on these estimates, and assuming the Conversion Transactions close by the end of the second quarter, the Manager anticipates that the total number of shares of IMH Financial Corporation to be issued to the owners of the Manager and Holdings would decrease by approximately 70,000 shares ($1.4 million divided by $20 per share), resulting in an adjusted total number of shares issued to the owners of the Manager and Holdings of 825,650 shares, or a 7.8% reduction in the number of shares issued. The actual consolidated operating results of the Manager and Holdings for the period January 1, 2010 through the closing of the Conversion Transactions may differ from these estimates and the differences may be material.

We have incurred and will continue to incur significant increased costs as a result of operating as a publicly-reporting company, and our management will be required to devote substantial time to new compliance initiatives.

As a publicly-reporting company, we have incurred and will continue to incur significant accounting, legal and other expenses that we did not incur prior to becoming a publicly-reporting company. Although the Manager has historically paid certain of these expenses, effective October 1, 2008, the Manager discontinued paying certain of our direct expenses, including public reporting costs. As a result, our liquidity has

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PROPOSAL NO. 1: THE CONVERSION TRANSACTIONS

General

Investors Mortgage Holdings Inc., the Manager of the Fund, has approved a plan to internalize the management of the Fund, currently a Delaware limited liability company, by converting the Fund into a Delaware corporation through the following steps which we refer to as the Conversion Transactions:

- the conversion of the Fund into a Delaware corporation named IMH Financial Corporation, pursuant to which each membership unit you hold in the Fund will be exchanged, at your election, for 220.3419 shares of Class B common stock or 220.3419 shares of Class C common stock of IMH Financial Corporation, or some combination thereof in 10% increments; and
- the acquisition by IMH Financial Corporation of all of the outstanding shares of common stock of the Manager and all of the outstanding membership interests in Holdings, in exchange for an aggregate of 895,750 shares of Class B-3 and B-4 common stock in IMH Financial Corporation, subject to downward adjustment pursuant to the conversion plan (a portion of which will be issued to or on behalf of holders of outstanding stock appreciation rights of the Manager in exchange for cancellation of those rights), as a result of which the Manager and Holdings will become wholly-owned subsidiaries of IMH Financial Corporation.

In connection with the Conversion Transactions, IMH Financial Corporation anticipates that it will appoint a seven person board of directors comprised of the two existing directors of the Manager, and as soon as practicable after the consummation of the Conversion Transactions and in connection with an initial public offering, five new directors who we expect will be considered independent under the rules of the New York Stock Exchange, or NYSE, and the Securities and Exchange Commission, or SEC. The executive officers of the Manager immediately prior to the consummation of the Conversion Transactions will become the executive officers of IMH Financial Corporation immediately after the consummation of the Conversion Transactions. Following consummation of the Conversion Transactions, we intend to implement the 2010 Stock Incentive Plan.

Upon the consummation of the Conversion Transactions, we expect there will be no established public trading market for IMH Financial Corporation common stock. Subject to then prevailing market conditions and regulatory review, we plan to conduct an initial public offering of common stock and we contemplate that the shares of common stock of IMH Financial Corporation will become publicly traded on the NYSE. We do not plan to list the shares of the Class B or Class C common stock on any securities exchange or include the shares of Class B or Class C common stock in any automated quotation system, and no trading market for the shares of those classes of common stock is expected to develop. Consummation of an initial public offering or listing on the NYSE is not a condition to the consummation of the Conversion Transactions.

The Manager reserves the right to cancel or defer the Conversion Transactions even if the members of the Fund vote to approve the Conversion Transactions and the other conditions to the consummation of the Conversion Transactions are satisfied or waived.

We estimate that one-time transaction costs incurred or to be incurred in connection with the Conversion Transactions will be approximately $3.7 million.

Our Company

We are a commercial real estate lender based in the southwest United States with over 12 years of experience in many facets of the real estate investment process, including origination, underwriting, documentation, servicing, construction, enforcement, development, marketing and disposition. We focus

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IMH FINANCIAL CORPORATION
Notes to Unaudited Pro forma Condensed Combined Financial Information

(4) Pro Forma Adjustments – (continued)

Pro forma average shares for the Manager was computed by dividing the ascribed value of $17.9 million of the Manager by the assumed $20 per share value for IMH Financial Corporation common stock. The following table reflects the computation of pro forma average shares of common stock in IMH Financial Corporation for Fund members and the Manager for the year ended December 31, 2009:

	December 31, 2009
Ending Fund equity of the Fund as of December 31, 2009	$ 321,868
Divided by price per share	$ 20
Total shares upon conversion	16,093,411
Total units outstanding at December 31, 2009	73,038
Estimated shares per unit to be distributed	$ 220.34
Weighted average shares outstanding for period, as reported	73,038
Pro forma weighted average shares for members after conversion	16,093,411
Acquisition consideration for Manager	$17,915,000
Per share consideration	$ 20
Pro forma weighted average shares for Manager after conversion	895,750*
Total pro forma weighted average shares outstanding after conversion	16,989,161

* Subject to downward adjustment pursuant to the conversion plan. The owners of the Manager shall receive a total of 895,750 shares of IMH Financial Corporation in consideration for the acquisition of the Manager and Holdings. As of the date of this consent solicitation/prospectus, the Manager estimates that the Manager and Holdings will incur a consolidated net loss of approximately $1.4 million for the quarter ended March 31, 2010, and that the consolidated operating results of the Manager and Holdings will be at or near breakeven for the second quarter ending June 30, 2010. Based on these estimates, and assuming the Conversion Transactions close by the end of the second quarter, the Manager anticipates that the total number of shares of IMH Financial Corporation to be issued to the owners of the Manager and Holdings would decrease by approximately 70,000 shares ($1.4 million divided by $20 per share), resulting in an adjusted total number of shares issued to the owners of the Manager and Holdings, of 825,650 shares, or a 7.8% reduction in the number of shares issued. The actual consolidated operating results of the Manager and Holdings for the period January 1, 2010 through the closing of the Conversion Transactions may differ from these estimates and the differences may be material.

As a result of the Manager's election to suspend certain activities of the Fund in 2008, the Manager on behalf of the Fund ceased to honor any redemption requests by members after October 1, 2008. As a result, the number of membership units in the Fund has remained unchanged since that date. Accordingly, the actual number of membership units outstanding as of December 31, 2009 is equal to the weighted average number of membership units outstanding during the year ended December 31, 2009.

(g) We have presented the pro forma impact of the Conversion Transactions on certain income and expense items as previously described and we have computed the pro forma effect on earnings per share ("EPS") for the fiscal year ended December 31, 2009. We calculated the pro forma earnings per share by dividing the pro forma net income (loss) by the total pro forma weighted averages shares outstanding after conversion.

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IMH Secured Loan Fund, LLC

IMH Financial Corporation

Other Items.

While the Manager believes that the above items are the only items that constitute "Manager compensation" under the operating agreement, the Manager nonetheless further analyzed whether (i) items which are not compensation paid *to the Manager* (but are current or potential benefits received by the equityholders of the Manager or future executive officers of IMH Financial Corporation that were formerly executive officers of the Manager), or (ii) the direct or indirect assumption of liabilities of the Manager by IMH Financial Corporation, could reasonably be considered "Manager compensation," and, if so, whether these items would result in "significant adverse change" in "Manager compensation:"

- *Issuance of IMH Financial Corporation Stock to Equityholders of the Manager and Holdings in Exchange for their Equity Interests in the Manager and Holdings.* In the Conversion Transactions, the equityholders of the Manager and Holdings will receive 895,750 shares, or approximately 5.3% of the outstanding stock of IMH Financial Corporation, subject to downward adjustment pursuant to the conversion plan, in exchange for their equity interests in the Manager and Holdings. The equity is not being issued to the equity holders of the Manager as compensation for services provided to the Fund by the Manager under the operating agreement. Rather, IMH Financial Corporation is acquiring the Manager and Holdings, and thereby directly or indirectly acquiring all of their businesses, including all of the associated revenues and expenses. Moreover, even if the equity was considered "Manager compensation," which the Manager does not believe should be the correct analysis, the Manager does not believe this results in a "significant adverse change" in Manager Compensation. The estimated book value of the approximately 5.3% of the equity of IMH Financial Corporation being received by the Manager of approximately $17 million (based on a total net asset value of the Fund of approximately $322 million). The Manager on behalf of the Fund

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IMH Secured Loan Fund, LLC | IMH Financial Corporation

If all expenses of the Manager are nonetheless viewed as "Manager compensation" under the operating agreement, which the Manager does not believe is the correct analysis, IMH Financial Corporation is also receiving the benefit of the revenues associated with these operating expenses for purposes of determining if there is a "significant adverse change." Total operating costs and expenses of the Manager for these periods were $22.7 million, $27.6 million and $5.7 million for the years ended December 31, 2007, 2008 and 2009, respectively. Of these amounts, the Manager estimates that $19.9 million, $18.2 million and $5.9 million were directly and indirectly attributable to the operations of the Fund. These operating expenses are substantially lower than the direct Fund-related fee revenue for the Manager these periods of $29.7 million, $22.8 million and $11.2 million (excluding interest income and management fees for Strategic Wealth & Income Fund, LLC). Total operating expenses of the Manager were $22.7 million, $22.6 million and $5.7 million. Of these amounts, the Manager estimates that $19.9 million, $18.2 million and $5.9 million were directly and indirectly attributable to the operations of the Fund. Revenues have historically exceeded operating expenses. The Manager expects annual revenues of the Manager would continue to exceed annual total operating costs and expenses if the Conversion Transactions are not consummated, although the Manager expects the Manager and Holdings to incur a net loss of approximately $1.4 million for the quarter ended March 31, 2010 and expects consolidated operating results of the Manager and Holdings to be at or near break-even for the quarter ending June 30, 2010. Although the commercial real estate market declined substantially in late 2007, and the broader economy entered recession in late 2008 and the results of operations of the Manager and the Fund have been adversely affected as a result, the Manager now believes that there are significant opportunities emerging as a result of repricing in the market, as discussed under the heading entitled "*Business — Industry Dynamics and Market Opportunities*". The Manager's projections are discussed under the heading entitled

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AGREEMENT AND PLAN OF CONVERSION AND CONTRIBUTION

THIS AGREEMENT AND PLAN OF CONVERSION AND CONTRIBUTION (this "**Agreement**"), is made as of May 10, 2010, by and among (i) IMH Secured Loan Fund, LLC, a Delaware limited liability company (the "**Fund**"), (ii) Investors Mortgage Holdings, Inc., an Arizona corporation (the "**Manager**"), (iii) IMH Holdings, LLC, an Arizona limited liability company ("**Holdings**"), (iv) Shane C. Albers ("**Albers**"), (v) William Meris ("**Meris**"), (vi) Steve Darak ("**Darak**"), (vii) Brian Peterson ("**Peterson**"), and (viii) Ryan Muranaka ("**Muranaka**," and together Albers, Meris, Darak and Peterson, each an "**Investor**" and collectively, the "**Investors**").

THE PARTIES ENTER INTO THIS AGREEMENT ON THE BASIS OF THE FOLLOWING FACTS, INTENTIONS AND UNDERSTANDINGS.

A. The board of directors of the Manager and the members of Holdings deem it advisable and in the best interests of each entity and its members or stockholders that the Fund convert to a corporate form pursuant to which the Conversion (as defined below) and the Contribution (as defined below) shall occur.

B. The Manager has approved this Agreement, the conversion of the Fund into a Delaware corporation named IMH Financial Corporation (the "**Corporation**") pursuant to which the Units (as defined below) shall be exchanged for Restricted Common Stock (as defined below) and the SARs (as defined below) shall be cancelled in exchange for the issuance of Class B-3 Common (as defined below) (the "**Conversion**") and the other transactions contemplated by this Agreement, and has determined that the Conversion and this Agreement are advisable and in the best interests of the Fund and the members of the Fund (the "**Members**") and has also determined to recommend to the Members the adoption of this Agreement, subject to the terms and conditions hereof and in accordance with the provisions of the Delaware Limited Liability Company Act (the "**LLC Act**") and the General Corporation Law of the State of Delaware (the "**Corporation Law**").

C. Each Investor desires to contribute to the Corporation (collectively, the "**Contribution**") any and all equity interests or rights to receive equity interests (whether granted by the Manager, Holdings, the Corporation or another Investor) in each of the Manager and/or Holdings held by them as set forth opposite such Investor's name on *Schedule C* hereto (collectively, the "**Equity Interests**") in exchange for the issuance by the Corporation of that number of shares of Class B-3 Common or B-4 Common (as defined below), in each case as set forth opposite such Investor's name on *Schedule C* hereto (collectively, the "**Securities**"), and the Corporation desires to acquire and accept the Equity Interests and issue the Securities in exchange therefor.

D. The parties intend that the Conversion and the Contribution and the issuance of the Securities shall be undertaken as part of an integrated transaction and that the transaction shall be treated for tax purposes as part of an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended (the "**Code**").

E. The parties intend for this Agreement to terminate, replace and supersede in all respects (i) that certain Agreement and Plan of Merger, dated as of February 11, 2010, by and among the Fund, IMH Financial Corporation, the Manager and its stockholders and Holdings and its members, and (ii) that certain Agreement and Plan of Conversion and Contribution, dated as of May 5, 2010, by and among the Fund, the Manager and its stockholders and Holdings and its members.

NOW, THEREFORE, in consideration of the representations and warranties herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

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all such prior agreements, understandings or arrangements between the Investors with respect to the transfer of Equity Interests shall be expressly superseded by the terms of this Agreement unless this Agreement shall have been terminated pursuant to its terms. All of the parties hereto acknowledge and agree that (i) all distributions of earnings of the Manager through the year ended December 31, 2009 shall be allocated to the Investors in proportion to their ownership interest in the Manager in accordance with *Schedule C*, (ii) the consolidated net income or net losses of the Manager and Holdings for the period from January 1, 2010 through effective date shall be allocable to the Investors, and (iii) any net profits of the Manager from the period of January 1, 2010 to Closing Date will be retained by the Corporation. Any reduction in the number of shares issuable to the Investors shall be allocated pro rata among the Investors based on their pro rata share of the amounts set forth on *Schedule C*. The aggregate number of shares to be issued to all Investors as set forth in *Schedule C* shall be reduced, on a pro rata basis, by one share for each $20 of the net loss for the period ended on the Closing Date. The Corporation shall seek to have the consolidated net loss/net profits for the period audited by a reputable accounting firm as soon as practicable following consummation of the Conversion Transactions, and the number of shares issued to the Investors shall be adjusted accordingly.

3.2 *Authorization of Issuance.* The Manager has authorized the issuance and the sale of the Securities to the Investors. Upon the Closing, the Surviving Corporation shall issue the Securities set forth opposite such Investor's name on *Schedule C* hereto to each Investor, and each such Investor shall be the record and beneficial holder of such Securities.

3.3 *Section 351 Exchange.* The parties hereto acknowledge and agree that the Merger and the Contribution and issuance of the Securities in exchange therefore, together, are intended to be treated for tax purposes as part of an exchange described in Section 351 of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1 *Representations and Warranties of the Investors.* Each Investor hereby severally and not jointly represents and warrants to the Fund and the Corporation that the following statements are true and correct with respect to such Investor:

(a) *Acknowledgment.* Such Investor understands and acknowledges that such Investor's ability to sell or dispose of the Securities is limited by applicable law, including by Rule 144 promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") and the provisions of the Securities Act that limit transfer by "affiliates" of the Surviving Corporation, which may include certain directors and officers of the Surviving Corporation. In addition, such Investor may be restricted by insider trading or similar policies that may be enacted by the Surviving Corporation from time to time. Such Investor represents that the Investor is familiar with the foregoing rules and restrictions.

(b) *Equity Interest Ownership.* Except as set forth on *Schedule 4.1(b)*, such Investor is transferring to the Surviving Corporation good and valid title to the Equity Interests free and clear of any lien, option, pledge, security interest, restriction on transfer or other adverse claim or interest of any kind except for such as may be imposed by applicable securities laws.

(c) *Investment Intent.* Such Investor is acquiring the Securities for the Investor's own account and not as a nominee or agent for any other person, for investment purposes only and without a view to the distribution of the Securities or any interest therein in violation of the Securities Act, and the Securities will not be disposed of in contravention of the Securities Act or any applicable state securities laws.

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from such conduct. If a bond is required to be posted in order for the Corporation to secure an injunction, the Corporation, Albers and Meris agree that the bond need not exceed the sum of $1,000. If at any time any of the provisions of this *Section* 5.5 shall be determined by a court of competent jurisdiction to be invalid or unenforceable by reason of being vague, excessive or unreasonable as to duration, area, scope of activity or otherwise, then this *Section* 5.5 shall be considered severable and divisible, and the invalid or unenforceable provisions shall become and be deemed to be immediately amended to include only such time, area, scope of activity and other restrictions, as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter (with the other provisions to remain in full force and effect), and each of the Corporation, Albers and Meris agrees that this Agreement, as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included herein.

(e) *Cure Period.* Except with respect to the applicability of any equitable remedies as aforesaid, neither Albers nor Meris shall be in breach of this *Section* 5.5 unless or until either Albers or Meris, as applicable, has received not less than thirty (30) days prior written notice from the Corporation of the alleged breach of this *Section* 5.5 and an opportunity to cure the alleged breach.

ARTICLE VI

CONDITIONS TO CLOSING

6.1 *Closing Conditions.* The respective obligations of the Fund, the Manager, Holdings and the Investors to complete the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions prior to or concurrently with the transactions contemplated hereby:

(a) approval of the adoption of this Agreement and the transactions contemplated by this Agreement by the requisite consent of the Members (the "**Requisite Vote**");

(b) the effectiveness of Corporation's registration statement on Form S-4 registering the Securities to be issued in the Merger (the "**Form S-4**"), without the issuance of a stop order or initiation of any proceeding seeking a stop order by the Securities and Exchange Commission (the "**SEC**");

(c) the receipt of all governmental and third party consents to the transactions contemplated by this Agreement (including, without limitation, regulatory approval to transfer the mortgage banker's license in the State of Arizona and the real estate broker's license in the State of California to the Corporation or a wholly-owned subsidiary thereof), except for consents which, if not obtained, would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Corporation and its subsidiaries taken as a whole;

(d) delivery by each Investor of any certificates representing Equity Interests held by such Investor that are represented by certificates (or affidavits of loss thereof);

(e) all representations and warranties of the parties hereto in *Article IV* hereof shall be true and correct when made and as of the Closing;

(f) adoption by IMH Financial Corporation of the 200 IMH Financial Corporation Employee Stock Incentive Plan; and

(g) each holder of a SAR set forth on *Schedule 2.5* shall have executed and delivered a letter agreement in a form satisfactory to the Manager pursuant to which such holder agrees to the treatment of such SAR provided in this Agreement.

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